Mail Stop 3561

November 6, 2006

Peter V. DeCrescenzo, President
Dialog Group, Inc.
257 Park Avenue South – Twelfth Floor
New York, New York 10010

> **Re:** **Dialog Group, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed October 19, 2006**
> **Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended**
> **June 30, 2006**
> **Filed October 19, 2006**
> **File No. 0-30294**

Dear Mr. DeCrescenzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Information Statement on Schedule 14C

1. We note your response to comment 1 in our letter dated October 12, 2006, where you state that prior to the execution of the agreement there had been no past contacts, transactions, or negotiations between you and Dialog Marketing Services, Inc. regarding the sale of your assets. We are unclear as to how the sale of the assets transpired without any contacts or negotiations. For example, please disclose who initiated and participated in the asset-sale process and discuss how the asset sale agreement, as well as the $1,900,000 price, was formalized without any contacts or negotiations with Dialog Marketing Services, Inc. Please note

that your disclosure should describe when the initial and subsequent contacts with Dialog Marketing Services' representatives occurred and the discussions or negotiations that took place, including any negotiations regarding the consideration amount. Further, your disclosure should identify each person in attendance at each meeting or other contact. Please revise accordingly, or advise. In addition, please expand your disclosure to briefly discuss the reasons for engaging in the transaction. See Item 1004(a)(2)(iii) of Regulation M-A.

2. We note your disclosure, "No reports, opinions, or appraisals were requested or received from any outside party in connection with this transaction." Please explain to us how your assets were valued for purposes of the asset sale transaction.

Agenda Item 1. Approval of Sale to Redi-Mail

3. We note your response to comment 4 in our letter dated October 12, 2006. Please confirm whether you will pay off the $200,000 loan with the proceeds from the sale of the assets, and if so, please disclose this information here. In this regard, we note that under "Introduction and Summary," you state that $200,000 of the proceeds will be used to pay off the bridge loan. If you do not intend to pay off the loan with proceeds from the sale, it would appear that you would no longer be in possession of the agreed upon collateral to the loan. In this case, please disclose this fact and discuss how the terms of the asset purchase agreement would be impacted by the loss of the collateral, if at all.

Interest of Related Parties in this Transaction

4. We note your response to comment 6 in our letter dated October 12, 2006. Please note that Rule 13e-3 under the Exchange Act of 1934 encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule. Accordingly, although this transaction alone may not cause the effects of Rule 13e-3(a)(3)(ii), it may be part of a series of transactions that may cause the effects of Rule 13e-3(a)(3)(ii). Accordingly, please explain to us the bases for your position that this transaction is not a part of a series of transactions that could cause the effects of Rule 13e-3(a)(3)(ii). In this regard, we note that your explanation should provide a prospective discussion regarding your intended business, operations, and organizational plans subsequent to this transaction.

Common Stock Ownership by Directors and Executive Officers

5. We note your response to comment 8 in our letter dated October 12, 2006. In your table, please include the stock ownership of only the named executive officers, as defined in Item 402(a)(2) of Regulation S-B, both individually and as

a group as required by Item 403(b) of Regulation S-B. See Item 6(d) of Schedule 14A.

Amendment No. 1 to Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Item 3. Controls and Procedures

6. We note your response to comment 12 in our letter dated October 12, 2006. In the last paragraph of this section you state, "No change in our internal control over financial reporting, other that [sic] the retention of the accounting firm, occurred during the fiscal quarter ended June 30, 2006…." Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Alan Siegel
        Via Facsimile